                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549


                                     SCHEDULE 13D


                      UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.    N/A    )*
                                          --------



                         Xerographic Laser Images Corporation
-------------------------------------------------------------------------------
                                   (Name of Issuer)

                                     Common Stock
                         Series A Convertible Preferred Stock
-------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     984 118 10 9
                                    (Common Stock)
                                   ---------------
                                    (CUSIP Number)

                                     984 118 30 7
                                  (Preferred Stock)
                                   ----------------
                                    (CUSIP Number)

                                Shawn Soderberg, Esq.
                                 Oak Technology, Inc.
                                   139 Kifer Court
                                 Sunnyvale, CA 94086

-------------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive
                              Notices and Communications)


                                  January 29, 1998
                 ----------------------------------------------------
               (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                        Page 2 of 7 Pages



-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                                                     Oak Technology, Inc.
                                                                                                IRS Identification No.:  77-0161486
-----------------------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                               (a)  [   ]
                                                                                                                         (b)  [ X ]

-----------------------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*                                                                                                        WC

-----------------------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                               [   ]

-----------------------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION                                                                              Delaware

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER
         SHARES                                                                                                                -0-
      BENEFICIALLY      -----------------------------------------------------------------------------------------------------------
        OWNED BY           8     SHARED VOTING POWER                                                   1,026,496 (Common Stock)
          EACH                                                                                            56,000 (Preferred Stock)
       REPORTING        -----------------------------------------------------------------------------------------------------------
      PERSON WITH          9     SOLE DISPOSITIVE POWER
                                                                                                                               -0-
                        -----------------------------------------------------------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER
                                                                                                                               -0-
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                  1,026,496 (Common Stock)
                                                                                                           56,000 (Preferred Stock)

-----------------------------------------------------------------------------------------------------------------------------------
  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                               [   ]

-----------------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                50.3% (Common Stock)
                                                                                                            17.8% (Preferred Stock)
-----------------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON*                                                                                              CO

-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------

                                                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                        Page 3 of 7 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to certain voting rights held by the reporting person with respect to certain shares of Common Stock, par value $0.01 per share (the "XLI COMMON STOCK") and Preferred Stock, par value $0.01 per share (the "XLI PREFERRED STOCK") of Xerographic Laser Images Corporation, a Delaware corporation ("XLI"). The executive offices of XLI are located at 101 Billerica Avenue, 5 Billerica Park, North Billerica, MA 01862.

Oak Technology, Inc. ("OAK") and XLI have entered into a Plan of Reorganization and Agreement of Merger dated January 29, 1998 (the "MERGER AGREEMENT"), by and among Oak, Pixel Magic, Inc., a Massachusetts corporation and wholly-owned subsidiary of Oak ("PIXEL"), OTI Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Pixel ("SUB"), XLI and certain stockholders of XLI. The Merger Agreement provides, among other things, for the merger of Sub into XLI (the "MERGER"). It is expected that XLI will be merged into Pixel subsequent to the Merger. Pursuant to the Merger, each holder of XLI's capital stock will receive a cash payment in exchange for its shares of capital stock of XLI and the right to receive certain additional cash payments contingent upon XLI's achieving certain milestones.

In connection therewith, Oak has been granted irrevocable proxies from the following stockholders of XLI: Anthony D. D'Amelio, Daniel J. Allen, Joseph L. Katz, Research Investment Trust, Adam L. Carley, Roger F. Salava, James L. Salerno, and Vincent J. Spoto. Pursuant to such proxies, Oak has been granted the right to vote in favor of the Merger Agreement and the Merger an aggregate of 1,026,496 shares of XLI Common Stock and 56,000 shares of XLI Preferred Stock representing 50.3% of the currently outstanding shares of XLI Common Stock and 17.8% of the currently outstanding shares of XLI Preferred Stock. Assuming the full conversion of all outstanding shares of XLI Preferred Stock, Oak would hold the right to vote an aggregate of 1,165,846 shares of XLI Common Stock representing 41.3% of the then outstanding shares of XLI Common Stock. In addition, pursuant to such proxies, Oak has been granted the right to vote an aggregate of up to an additional 587,840 shares of XLI Common Stock receivable upon the exercise of certain XLI options and warrants if and when such options and warrants are exercised. Assuming the immediate exercise of all such options and warrants and the full conversion of all outstanding shares of XLI Preferred Stock, Oak would hold the right to vote an aggregate of 1,753,684 shares of XLI Common Stock representing 51.4% of the then outstanding shares of XLI Common Stock.

ITEM 2.   IDENTITY AND BACKGROUND.

The information in this Item 2, as well as the information under Items 3, 4, 5 and 6, is provided for the reporting person and for each person for whom information is required to be provided by General Instruction C to Schedule 13D (Reg. Section 240.13d-101).

OAK TECHNOLOGY, INC.

(a) Oak Technology, Inc., a corporation formed under the laws of the State of Delaware ("OAK")

(b)  139 Kifer Court
     Sunnyvale, CA 94086

(c) Develops and markets high-performance multimedia semiconductors and related software to original equipment manufacturers.

(d) During the last five years, Oak has not been convicted in a criminal proceeding.

(e) During the last five years, Oak was not a party to a civil proceeding of a judicial or administrative body as a result of which Oak was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                        Page 4 of 7 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF OAK

(a), (b), (c) and (f) The following sets forth the name, citizenship, business address and present principal occupation of each of the directors and executive officers of Oak. Each of the directors and executive officers of Oak with the exception of Kenji Fujimoto is a citizen of the United States. Mr. Fujimoto is a citizen of Japan. Except as otherwise indicated, the business address of each of such persons is 139 Kifer Court, Sunnyvale, CA 94086.


Name and Business Address                    Present Principal Occupation
-------------------------                    ----------------------------

Directors and Executive Officers of Oak
---------------------------------------
David D. Tsang                               Chairman of the Board and
                                             Chief Executive Officer of Oak

Richard B. Black                             President of Oak, Chairman of the Board of ECRM
10655 N. Upper Meadow Road                   Incorporated, General Partner of
Moose, WY 83012                              KBA Partners, L.P.

Sidney S. Faulkner                           Vice President, Finance, Chief
                                             Financial Officer and Secretary

Abel S. Lo                                   Vice President of Oak and General
Oak Technology, Taiwan                       Manager of Oak Technology, Inc. Taiwan
Room B, 7F, No. 370
Section 1, Fu Hsing South Road
Taipei, Taiwan   R.O.C.

Ta-Lin Hsu                                   Executive Officer of H&Q Asia Pacific
H&Q Asia Pacific
International Trade Bldg.
32nd Fl., 333 Keelung Road
Taipei, Taiwan   R.O.C.

Kenji Fujimoto                               Vice President of Oak and General Manager
Oak Technology, K.K.                         of Oak Technology, K.K.
Musashino Missay Plaza 5F
1-11-4, Nakamachi,
Musashino City
Tokyo, Japan 180

Young Sohn                                   President of Enterprise and Personal
Quantum Corp                                 Storage Group, Quantum Corp.
500 McCarthy Blvd.
Milpitas, CA 95035

Mou Hsin Yang, Ph.D.                         Vice President of Operations

Paul Vroomen                                 Vice President, Strategic Marketing

Aydin Koc                                    Vice President, Optical Storage Business Unit

Ben T. Taniguchi                             Vice President of Sales of Oak

Timothy Tomlinson, Esq.                      Partner in Tomlinson Zisko Morosoli & Maser LLP
Tomlinson Zisko Morosoli & Maser LLP
200 Page Mill Road, 2nd Floor
Palo Alto, CA 94306


(d) During the last five years, none of the above executive officers and directors of Oak has been convicted in a criminal proceeding.

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                        Page 5 of 7 Pages

(e) During the last five years, none of the above executive officers and directors of Oak has been a party to a civil proceeding of a judicial or administrative body as a result of which such executive officer or director was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     To date, Oak has not directly purchased any shares of XLI. The Merger Agreement contemplates the acquisition by Oak of all outstanding capital stock of XLI, including the shares of XLI Common Stock and XLI Preferred Stock held by the persons granting irrevocable proxies. The Merger Agreement provides for the payment of an aggregate of Three Million Six Hundred Seventy-Five Thousand Dollars ($3,675,000) on the Effective Date of the Merger and up to an additional Eleven Million Three Hundred Twenty-Five Thousand Dollars ($11,325,000) subject to XLI's achieving certain milestones. The source of funds used to fund the purchase of the capital stock of XLI will be the general working capital of Oak.

ITEM 4.   PURPOSE OF TRANSACTION.

     As described above, Oak has acquired certain voting rights with respect to certain shares of the capital stock of XLI pursuant to the irrevocable proxies. The irrevocable proxies were granted in connection with the Merger Agreement, described in Item 3 above.

     The irrevocable proxies grant to Oak the right and power to exercise all voting, consent and similar rights with respect to the shares of XLI capital stock covered thereby (a) in favor of approval of the Merger and the Merger Agreement and the appointment of representatives of the holders of XLI's capital stock and (b) against approval of any proposal made in opposition to or in competition with the consummation of the Merger and the Merger Agreement, against any merger, consolidation, sale of assets, reorganization or recapitalization of XLI with any party other than Oak and its affiliates and against any liquidation or winding up of XLI.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of the filing of this Statement, Oak has been granted irrevocable proxies with respect to (i) an aggregate of 1,026,496 shares of XLI Common Stock; (ii) an aggregate of 56,000 shares of XLI Preferred Stock and (iii) an aggregate of 587,840 shares of Common Stock receivable pursuant to the exercise of certain XLI options and warrants (if and when such options and warrants are exercised) held by the persons and in the amounts described below:


                                                                   COMMON STOCK RECEIVABLE
                                                                  UPON EXERCISE OF OPTIONS
      NAME                       COMMON STOCK   PREFERRED STOCK        AND/OR WARRANTS
      ----                       ------------   ---------------   ------------------------
      Anthony D. D'Amelio        434,887         6,000                   199,667
      Daniel J. Allen            145,000          --                      70,001
      Adam L. Carley             104,917          --                         --
      Joseph L. Katz                --            --                      30,000
      Research Investment Trust   14,917          --                     171,505
      Roger F. Salava            146,083          --                      36,667
      James L. Salerno            98,584        50,000                    65,000
      Vincent J. Spoto            82,108          --                      15,000

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                        Page 6 of 7 Pages

      The above shares represent 41.3% of the outstanding capital stock of XLI (assuming immediate conversion of all outstanding shares of XLI Preferred Stock and no exercise of any of the options and warrants covered by the proxies) and 51.4% of the outstanding capital stock of XLI (assuming immediate conversion of all outstanding XLI Preferred Stock and the immediate exercise of all of the options and warrants covered by the proxies). Oak hereby expressly declares that the filing of this statement shall not be construed as an admission that Oak or any of its affiliates is the beneficial owner of such shares of XLI capital stock.

      To the knowledge of Oak, as of the date of this Schedule 13D, none of the executive officers or directors of Oak beneficially owns any securities of XLI.

(b) Each of the grantors of the irrevocable proxies has sole power to vote the shares subject to the irrevocable proxies with respect to all matters except for those granted to Oak pursuant to the irrevocable proxies. Except as set forth in the irrevocable proxies, each person granting an irrevocable proxy has sole dispositive power with respect to the shares of XLI capital stock covered by such irrevocable proxy.

(c) Since November 30, 1997, Oak has not effected any transactions related to XLI capital stock.

(d)   Not applicable.

(e)   Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except as described in Item 4, neither Oak nor any of its affiliates has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of XLI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or guaranties of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          A. Plan of Reorganization and Agreement of Merger dated January 29, 1998 by and among Oak Technology, Inc., Pixel Magic, Inc., Xerographic Laser Images Corporation ("XLI"), OTI Acquisition Corporation and certain stockholders of XLI.

          B. Form of Irrevocable Proxy granted to Oak by certain holders of XLI capital stock.

                                     SCHEDULE 13D
CUSIP Nos. 984 118 10 9
           984 118 30 7                                       Page 7 of 7 Pages



                                      SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 6, 1998           Oak Technology, Inc., a Delaware corporation


                                   By:   /s/ Sidney S. Faulkner
                                      -------------------------------
                                   Its:  Vice President, Finance
                                       ------------------------------